Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109802

Subject to Completion

Preliminary Pricing Supplement dated September 23, 2004

PRICING SUPPLEMENT
(To prospectus supplement and prospectus dated November 26, 2003) Pricing Supplement Number:

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Asian Currencies/United States Dollar Basket Notes

due January     , 2007

(the “Notes”)

$10 principal amount per unit

The Notes:	Payment at maturity:

•  100% principal protection at maturity.

•  There will be no payments prior to maturity and we cannot redeem the Notes prior to maturity.

•  Senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, part of a series entitled “Medium-Term Notes, Series C”.

•  The Notes are designed for investors who believe that the value of the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Chinese renminbi (yuan), the Japanese yen and the Singapore dollar relative to the United States dollar will appreciate over the term of the Notes.

•  $25,000 minimum initial investment.

•  Expected settlement date: October     , 2004.

•  CUSIP No.:

•  The amount you receive at maturity will be based upon the change in the value of the Asian Currencies/United States Dollar Basket over the term of the Notes multiplied by a participation rate expected to equal 100%. If the value of the Asian Currencies/United States Dollar Basket decreases or does not increase, at maturity you will receive the principal amount of $10 per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$
(1) The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this pricing supplement is October     , 2004.

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Asian Currencies/United States Dollar Basket Notes due January     , 2007 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Asian Currencies/United States Dollar Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January     , 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until maturity.

Each unit will represent a single Note with a principal amount of $10. You may transfer the Notes only in whole units. The minimum initial investment amount is $25,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

Merrill Lynch Capital Services, Inc., as calculation agent, (the “Calculation Agent”) will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in exchange rate movements of the Asian currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, over the term of the Notes. The currencies that will compose the Basket are the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Chinese renminbi (yuan), the Japanese yen, the Singapore dollar and the United States dollar. Each of these currencies is referred to in this pricing supplement as a “Basket Component”. Each Basket Component will be assigned a weighting. Changes in the United States dollar value of the Basket Components that have a greater weighting will have a greater effect on the United States dollar value of the Basket than changes in the United States dollar value of Basket Components that have a lesser weighting. The weightings are disclosed in the section entitled “The Basket” in this pricing supplement. The value of the Basket will be set to 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

In addition, a fixed factor (the “Multiplier”) will be determined for each Basket Component by dividing each initial weighting by the value of one unit of the Basket Component currency in United States dollars observed on the Pricing Date. The Multiplier can be used to calculate the value of the Basket on any given day by converting the applicable Basket Component back into United States dollars using the then current exchange rates. For a list of hypothetical Multipliers for each Basket Component, please see the section entitled “The Basket” in this pricing supplement.

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 1999 through August 2004 based upon a hypothetical Multiplier of each Basket Component calculated as of September 20, 2004, and historical exchange rates. This table and graph are included in the section entitled “The Basket” in this pricing supplement. We have provided this hypothetical historical information to help you evaluate the behavior of the Basket relative to the United States dollar in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive upon maturity of the Notes?

We have designed the Notes for investors who want to protect their investment by receiving at least the principal amount of their Notes at maturity and who also want to participate in possible increases in the United States dollar value of the Basket. At maturity, for each unit of Notes you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount to which you will be entitled will depend on the percentage change in the value of the Basket over the term of the Notes. The Redemption Amount will be denominated in United States dollars and will be determined as follows:

(i) If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal the principal amount per unit multiplied by a percentage equal to:

100	+	(	Participation Rate	×	(	Ending	–	Starting	))
						Value		Value

(ii) If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal the principal amount of $10 per unit.

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the seventh scheduled business day prior to the maturity of the Notes, as described in this pricing supplement.

The “Participation Rate” is a percentage expected to equal 100%.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are two examples of Redemption Amount calculations using the expected Participation Rate of 100%:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 100 Hypothetical Ending Value: 50 Redemption Amount (per unit)	=	US$10.00	(Redemption Amount will not be less than $10.00)

Example 2—The hypothetical Ending Value is equal to 105% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 105

Redemption Amount (per unit)	=	$10 x (100 + (100% x (105 - 100)))% = US$10.50

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the United States dollar value of the Basket over the term of the Notes.

What about taxes?

If the settlement date for the Notes is before October 29, 2004, you generally should only be required to recognize income, gain or loss on the maturity date or upon a sale or exchange of a Note prior to the maturity date. However, if the settlement date for the Notes is on or after October 29, 2004, each year you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. In such event, we will have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield would not be either a prediction or a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the principal amount of the Notes. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between the status of Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

At maturity, if the Ending Value is less than or equal to the Starting Value, we will pay you only the principal amount of $10 per unit. This will be true even if the value of the Basket was higher than the Starting Value at some time during the term of the Notes but later falls below the Starting Value.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard United States dollar-denominated senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Basket

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make an investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket during the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

The value of the Asian Basket Components is related to changes in their exchange rates relative to the United States dollar

The value of any currency, including the Asian Basket Components and the United States dollar, may be affected by complex political and economic factors. The exchange rate of each Asian Basket Component in terms of the United States dollar is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Asian Basket Component and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Japanese yen and the Singapore dollar, are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi. Governments, including those issuing the Asian Basket Components, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Asian Basket Components, the United States dollar specifically or any other currency.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government

The Ministry of Finance of the government of China made the following disclosure in October 2003: “Since January 1, 1994, the government has used a unitary managed floating rate system. Under this system, the People’s Bank of China publishes a daily base exchange rate… Authorized banks and financial institutions are allowed to quote buy and sell rates for renminbi within a specified band around the central bank’s daily exchange rate.” The renminbi also is not fully convertible into other currencies. As a consequence of the government’s management of the renminbi, the United States dollar/renminbi exchange rate has remained highly stable in recent years. For example, the noon buying rates in The City of New York on the last business days of 1998, 2000 and 2002 were 8.2789, 8.2774 and 8.2800, respectively. The current United States dollar/renminbi exchange rate is substantially unchanged from these values. See the section entitled “The Basket” in this pricing supplement. If the renminbi continues to be managed as it has been since at least January 1, 1994, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. Additionally, if the management of the renminbi has resulted in its trading at levels that do not fully reflect market forces, a change in the Chinese government’s management of the renminbi could result in a significant movement in the United States dollar/renminbi exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.

Even though currency trades around-the-clock, your Notes will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Asian Basket Components and United States dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket used to calculate the amount paid to you in United States dollars at maturity. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the Basket may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Asian Basket Components relative to the United States dollar. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes.    We expect that the value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. In general, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any Basket Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Asian Basket Components or the United States, and, in turn, the exchange rates and therefore the value of the Basket.

Changes in the volatility of the Basket are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Asian Basket Components relative to the United States dollar prior to the maturity of the Notes. However, as the time remaining to the maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc.’s role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Basket is unavailable. See the section entitled “The Basket” in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on January     , 2007. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is            .

While at maturity a beneficial owner of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described below under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount of $10 per unit. You may transfer the Notes only in whole units. The minimum initial investment amount is $25,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” for a Note will be denominated in United States dollars and will be determined by the Calculation Agent as described below.

(i)	If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal the principal amount per unit multiplied by a percentage equal to:

100 + (Participation Rate x (Ending Value – Starting Value));

(ii)	If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal the principal amount of $10 per unit.

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the seventh scheduled Business Day prior to the maturity of the Notes, using the Exchange Rates (as described below under “The Basket”) observed on that date.

The “Participation Rate” is a percentage expected to equal 100%.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the Calculation Agent will be made at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable at maturity for each Note;

•	the total rate of return to beneficial owners of the Notes;

•	the pretax annualized rate of return to beneficial owners of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in the Basket Components.

The table below assumes a Participation Rate of 100%, the expected Participation Rate of the Notes.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax Annualized rate of return on the Notes(1)	Pretax Annualized rate of return on the Basket Components(1)(2)
50.00	–50%	10.00	0.00%	0.00%	–28.56%
60.00	–40%	10.00	0.00%	0.00%	–21.47%
70.00	–30%	10.00	0.00%	0.00%	–15.24%
80.00	–20%	10.00	0.00%	0.00%	–9.68%
90.00	–10%	10.00	0.00%	0.00%	–4.63%
92.00	–8%	10.00	0.00%	0.00%	–3.67%
94.00	–6%	10.00	0.00%	0.00%	–2.73%
96.00	–4%	10.00	0.00%	0.00%	–1.81%
98.00	–2%	10.00	0.00%	0.00%	–0.90%
100.00(3)	0%	10.00	0.00%	0.00%	0.00%
102.00	2%	10.20	2.00%	0.88%	0.88%
104.00	4%	10.40	4.00%	1.75%	1.75%
106.00	6%	10.60	6.00%	2.61%	2.61%
108.00	8%	10.80	8.00%	3.45%	3.45%
110.00	10%	11.00	10.00%	4.28%	4.28%

(1)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis and assume an investment term from September 21, 2004 to December 21, 2006, a term expected to be equal to that of the Notes.
(2)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates as those in the Basket.
(3)	This will be the Starting Value of the Basket on the Pricing Date.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates observed on the day the Ending Value is calculated, and the term of your investment as described in this pricing supplement.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount of each unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 principal amount of each Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of         % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

The Basket is designed to allow investors to participate in exchange rate movements of the Asian currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, over the term of the Notes. The currencies that will compose the Basket are the the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Chinese renminbi (yuan), the Japanese yen, the Singapore dollar and the United States dollar. Each Basket Component will be initially weighted as set forth in the table below. Positive weightings in the Basket can be viewed as long positions in the Asian Basket Components, which could be sold for United States dollars. The negative weighting in the Basket can be viewed as a short position in the United States dollar, which would require the future purchase of United States dollars to repay that short position.

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component by dividing the initial weighting of the Basket Component by the initial Exchange Rate for the Basket Component observed on that date. The Multiplier for each Basket Component will remain fixed during the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

As Exchange Rates move, the United States dollar value of each Asian Basket Component in the Basket will vary based on the appreciation or depreciation of that Asian Basket Component. Any appreciation in the Asian Basket Components relative to the United States dollar will result in an increase in the value of the Basket. Conversely, any depreciation in the Asian Basket Components relative to the United States dollar will result in a decrease in the value of the Basket.

To compute the Basket value on any day, 1) the Multiplier of each Basket Component can be multiplied by the then current Exchange Rate for that Basket Component, 2) the resulting products summed and 3) the total added to 100. For example, if the value of the New Taiwan dollar appreciates from 0.029709 USD/TWD, its value on September 20, 2004, to 0.031194 USD/TWD, then the TWD contribution to the value of the Basket would equal 28.3498 (the hypothetical Multiplier for TWD, 908.821629, multiplied by 0.031194). The appreciation in the New Taiwan dollar would increase the value of the Basket because of the long position. If the value for the South Korean won depreciates from 0.000873 USD/KRW, its value on September 20, 2004, to 0.000829 USD/KRW, the KRW contribution to the value of the Basket would equal 19.0007 (the hypothetical Multiplier for

KRW, 22920.00917, multiplied by 0.000829). The depreciation in the South Korean won would decrease the value of the Basket because of the long position. Based on the above, assuming the Exchange Rates of all other Basket Components remain the same, the new value of the Basket would be 100.35 (the sum of the products of the hypothetical Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The USD contribution to the value of the Basket would remain constant at –100.0000.

If September 20, 2004 were the Pricing Date, for each Basket Component, the initial weighting, initial Exchange Rate, Multiplier and initial Basket value for each Basket Component would be as follows:

Currency	Iso Code	Initial Weighting	Initial Exchange Rate	Hypothetical Multiplier	Initial Basket Value
United States dollar	USD	–100.00	1.000000	–100.000000	–100.00
New Taiwan dollar	TWD	27.00	0.029709	908.821629	27.00
South Korean won	KRW	20.00	0.000873	22920.009168	20.00
Thai baht	THB	18.00	0.024225	743.040190	18.00
Indian rupee	INR	15.00	0.021796	688.202827	15.00
Chinese renminbi (yuan)	CNY	10.00	0.120821	82.767000	10.00
Japanese yen	JPY	5.00	0.009110	548.853445	5.00
Singapore dollar	SGD	5.00	0.592066	8.445000	5.00

The “Exchange Rates”, (i) for purposes of determining a Basket value for the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Japanese yen and the Singapore dollar, will be those currency exchange rates in the interbank market quoted as one unit of the relevant currency in United States dollars as reported by Reuters Group PLC (“Reuters”) on page WRLD, or any substitute page thereto, and (ii) for purposes of determining a Basket value for the Chinese renminbi, will be that currency exchange rate in the interbank market quoted as one unit of Chinese renminbi in United States dollars as reported by Reuters on page SAEC, or any substitute page thereto. For purposes of determining the Ending Value, the Exchange Rates will be those rates reported by Reuters on page WRLD or SAEC (as applicable), or any substitute page thereto, at approximately 3:00 p.m. Tokyo time for the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Japanese yen and the Singapore dollar and at 5:00 p.m. Beijing time for the Chinese renminbi, on the relevant date. If the currency exchange rates are not so quoted on Reuters page WRLD or SAEC (as applicable), or any substitute page thereto, then the Exchange Rates used to calculate the Basket will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m. New York City time on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m. New York City time on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m. New York City time on the relevant date.

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 1999 through August 2004 based upon historical Exchange Rates, the hypothetical Multipliers indicated above and a Basket value of 100 on September 20, 2004, the hypothetical Pricing Date. This hypothetical historical data on the Basket is not indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time during the term of the Notes.

	Monthly Closing Values
	1999	2000	2001	2002	2003	2004
January	103.72	105.62	98.16	93.24	96.90	101.06
February	101.97	104.99	97.91	93.14	96.67	100.85
March	101.61	106.09	95.17	93.17	95.70	102.51
April	102.99	105.63	95.10	94.06	96.19	100.71
May	102.55	104.10	94.99	96.24	97.08	100.43
June	103.47	104.49	94.10	97.53	97.32	99.80
July	102.95	102.93	93.75	97.41	97.80	99.85
August	103.19	103.18	95.16	96.87	98.68	99.24
September	101.49	102.07	94.33	95.48	100.28
October	103.19	99.75	94.17	95.65	99.76
November	103.78	97.77	94.71	95.65	99.19
December	105.10	97.13	93.27	96.64	99.91

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not indicative of the future performance of the Basket.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, U.S. Holders (as defined below) whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

If the settlement date for the Notes is on or before October 29, 2004, the United States federal income tax consequences of the purchase, ownership and disposition of the Notes should be governed by a combination of both the general principles contained in the rules set forth in section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”) and general principles of United States federal income tax law. Under general principles of United States federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary interest income at the time those payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Under these principles, the amount payable at maturity with respect to a Note (i.e., the Redemption Amount) in excess of the principal amount thereof (i.e., $10 per unit), if any, would be treated as contingent interest and generally would be includible in income by a U.S. Holder as ordinary interest on the date that the Redemption Amount is accrued (i.e., generally when the Redemption Amount becomes fixed in amount and becomes unconditionally payable) or when that amount is received, in accordance with the U.S. Holder’s regular method of tax accounting.

Upon the sale or exchange of a Note prior to maturity, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note. Any portion of that gain or loss that is attributable to changes in the value of the Basket should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any gain or loss in excess of the portion of that gain or loss that constitutes exchange gain or loss generally should be capital gain or loss. It is possible, however, that the IRS could assert that all or any portion of the amount realized upon the sale or exchange of a Note prior to its maturity in excess of the principal amount thereof (i.e., $10 per unit) constitutes ordinary interest income. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Tax Return Disclosure Regulations

Pursuant to recently issued Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “section 988 transaction,” such as a loss realized with respect to the Notes, will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction (as defined in section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

Since the amount payable at maturity with respect to the Notes (i.e., the Redemption Amount) will be determined by reference to the value of the Basket, if the settlement date for the Notes is before October 29, 2004, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to the holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such section 165 loss from the Notes. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886.

Recently Finalized Treasury Regulations

On August 30, 2004, the Treasury Department issued final regulations under the Foreign Currency Rules (the “Final Foreign Currency Regulations”) which would substantially alter the United States federal income tax treatment of debt instruments having terms similar to the Notes from the treatment described herein. However, the Final Foreign Currency Regulations apply only to debt instruments issued on or after October 29, 2004. Accordingly, assuming that the Notes are issued prior to October 29, 2004, the Final Foreign Currency Regulations will not apply to the Notes. However, if the settlement date for the Notes is on or after October 29, 2004, the Final Foreign Currency Regulations will apply to the Notes. In general, under the Final Foreign Currency Regulations, since the amount payable at maturity with respect to a Note in excess of the principal amount of the Note, if any, will be determined by reference to the value of the Basket while repayment of the principal amount of each Note will not be affected by changes in the value of the Basket, if the settlement date for the Notes is on or after October 29, 2004, the Notes would be taxed pursuant to certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. would be required to determine a projected payment schedule for the Notes which would consist of payment on the maturity date of a projected Redemption Amount (the “Projected Redemption Amount”). This would represent an estimated yield on the Notes. Accordingly, during the term of the Notes, a U.S. Holder of a Note would be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that would be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) would equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest would be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price would equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual Redemption Amount, if any, exceeds the Projected Redemption Amount, a U.S. Holder would be required to include the excess of the actual Redemption Amount over the Projected Redemption Amount in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Redemption Amount, if any, is less than the Projected Redemption Amount, the amount by which the Projected Redemption Amount exceeds the actual Redemption Amount would be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Redemption Amount in excess of the actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition,

U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Under the CPDI Regulations, upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally would equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the potential application of the CPDI Regulations to their investment in the Notes. If the settlement date for the Notes is on or after October 29, 2004, investors in the Notes will be able to obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

If required, the projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) will have been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and will be neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the principal amount of the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated herein by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003 and June 25, 2004 and June 27, 2003, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarters ended March 26, 2004 and June 25, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because none of those reports is a “report” or “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Basket	PS-3
Basket Component	PS-3
Business Day	PS-11
Calculation Agent	PS-3
Ending Value	PS-4
Exchange Rates	PS-13
Multiplier	PS-3
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Asian Currencies/United States Dollar Basket Notes

due January     , 2007

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

October     , 2004